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🔵 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**



mealthy.com   Fresno CA   [f] [◎]

Technology   Retail   Food   Mobile   B2B

OVERVIEW   DETAILS   UPDATES 38   WHAT PEOPLE SAY 371   ASK QUESTION 61

Highlights

(1) Mealthy reached profitability in COVID 2020 thanks to increased efficiencies and 31% growth in revenues.

(2) $19.9 million in revenue first 3 years with projected growth to $100 million annually by 2025.

(3) Mealthy products sell out on Costco.com.

(4) Website and Mobile App receive over 500,000 users per month on average.

(5) Expansion into international markets including Mexico, South Africa, India, Europe and the UAE.

Our Team



Casey Musick Chief Executive Officer

Chief Executive Officer for Mealthy Inc a 3-year-old company based in California, he has been an executive for various companies in consumer goods, travel, hospitality and real estate. With over 25 years' experience in sales, marketing & operations.

The cooking space has been an area of the home that hasn't seen a lot of changes over the last 30 years...we think its time to brighten up our kitchen countertops and fill up our belly's with quality food and not junk, processed or fast food and we want to make home cooking easier.



Zac Clune Chief Operating Officer

Throughout my career, I have developed strong sales skills that have enabled me to build a record of sustained sales increases. I thrive on challenge & change, and look forward to new opportunities to build positive customer relationships every day.



Jeff Bray VP of Business Development

Experienced VP of Sales & Marketing with a demonstrated history of working in various industries. Skilled in Communication, Integrated Marketing, Advertising & Sales. Strong sales professional with a Bachelor of Business Admin from CSU Hayward.

SEE MORE

Pitch





OWNING THE CONSUMER HOME-COOKING EXPERIENCE

Mealthy is **disrupting the kitchen space** by designing



high-quality kitchen products at great prices, easy-to-follow recipes and videos, all with user-friendly technology to continually support our customers to prepare simple and delicious home-cooked meals.

Staying with our customers through their entire cooking experience positions Mealthy to own the home-cooking experience.





UNMATCHED INTEGRATION OF PHYSICAL & DIGITAL WORLDS

Mealthy gives customers all of the tools necessary to **discover**, **purchase**, **make**, and share **delicious home-cooked meals**. This encourages satisfied and engaged **brand-loyal customers**.





2018: MEALTHY GOES LIVE ON AMAZON & MEALTHY.COM

In 2018 Mealthy launched the Mealthy MultiPot and HandBlend on amazon.com and mealthy.com, earning **rave reviews** and **steady revenue** through those **two products and channels alone.**





2019: MEALTHY GOES MULTI-CHANNEL & MULTI-SKU

Mealthy 2019 is a year of domestic and global expansion and product development and launches, positioning 2020 to be a breakout year.



Mealthy products are on sale in the USA on amazon.com, mealthy.com, wayfair.com, macys.com and coming soon on walmart.com.



Mealthy products are on sale in the United Kingdom on amazon.co.uk.



Mealthy products are on sale in Canada on amazon.ca and wayfair.ca.



Mealthy products are on sale in Mexico on amazon.com.mx and mercadolibre.com.



Mealthy products are on sale in India on amazon.in, mealthyindia.in, and the big-box retail store Croma. The Mealthy MultiPot is currently the #1 selling electric pressure cooker on amazon.in.



Mealthy products are on sale in Germany on amazon.de.



Mealthy products are on sale in South Africa on takealot.com and mealthy.co.za.



Mealthy products are on sale in France on amazon.fr and in the big-box retail store Boulanger.

2020 Breakout Year: Omni-Channel Presence in Motion

With heavy focus on retail and international expansion in 2019, Mealthy is poised to have a breakout year in 2020.

 Mealthy initially launched on Amazon in 2018 with great success. We aim to continue that momentum, with **35%** of sales through Amazon in 2020.

 Mealthy is in conversations with national retail chains including **WalMart, Target, Costco, Crate and Barrel**, and more. Retail sales are predicted to account for **30%** of sales in 2020.

 Mealthy is in talks with distributors in **Latin America, Europe, South America**, and the **Middle East**, in addition to our online presence in the **UK, Canada, India, France, Mexico, Chile, Germany**, and **South Africa**. International sales is predicted to account for **30%** of sales in 2020.

 Mealthy continues to focus on online sales, partnering with **over 250 influencers and affiliates.** We predict **5%** of sales on mealthy.com in 2020.



This slide contains forward-looking projections that cannot be guaranteed.

Major Success with Amazon, Initial Sales Channel

Mealthy products are among the top-rated products in their respective categories on Amazon.



Customer Review

Joe Fairchild

★★★★★ **Better than the Instant Pot!**
January 28, 2018
Verified Purchase

I didn't think I could like anything better than my Instant Pot but I was wrong! We wanted a 2nd pot for making double batches because we love using ours so much and have a big family so leftovers are rare in our house. We liked the features and price point of the Multipot so we took a chance and I'm SO glad we did! The Multipot has all the same great features of the competitor but so much more than that. I did a side by side comparison of the same recipe (beef barley soup) with both pots tonight and the multipot was easier to use, I could see at any time where we were at in the cooking process and the multipot made the meat much more tender in the exact same amount of cooking time. The recipe turned out much better in the Multipot overall. Plus it comes with all kinds of great accessories and if you download their Mealthy app you get access to more free recipes! Just buy it, you'll save money and be so much happier!

Mealthy is a top-selling multi-functional electric pressure cooker on Amazon with the highest average rating of 4.7-stars from over 1,000+ reviews.



Full Product Suite







Mealthy MultiPot 6 & 8 Quart	Mealthy CrispLid	Mealthy HandBlend Immersion Blender
MSRP $99.95 & $129.95	**MSRP $64.95**	**MSRP $34.95**

- Available in USA, India, Chile, Mexico, South Africa, Europe
- 9 appliances in 1
- Easy pot-in-pot cooking with included accessories
- 1-year warranty

- Launched June 2019; now available in Canada, India, Europe
- Sold out on first Amazon Prime Day
- Broil and air fry directly in the steel cooking pot of your 6 or 8 quart electric pressure cooker
- No comparable products on the market

- Stainless steel constructions with dishwasher-safe accessories
- Chopper bowl, whisk, and smoothie cup included
- 11 speeds and turbo mode
- Ergonomic design
- 1 year warranty



Full Product Suite





Mealthy Glass Kettle	Mealthy Stainless Steel Frying Pan	Mealthy NonStick Frying Pan
MSRP $29.95	**MSP $59.95**	**MSP $69.95**

- Borosilicate glass kettle resists staining, scratching, and is safe for temperature fluctuations.
- Simple On/Off switch, 360° swivel base, soft-touch handle, boil-dry protection.
- Blue LED indicator lets you know water is

- 3 millimeter-thick, 5-layer bonded construction with stay-cool hollow-core handle.
- Stainless steel outer layers with aluminum core to provide even heating and heat retention.
- Gas, ceramic, electric, induction compatible;

- Hybrid HoneyComb Laser-Etch cooking surface resists scratching and is metal utensil safe.
- 3 millimeter-thick, 5-layer composite construction with stay-cool hollow-core handle.
- Gas, ceramic, electric, induction compatible;



- Blue LED indicator lets you know water is heating.
- Comparable products retail between $33-$45

- dishwasher safe.
- Lifetime warranty.
- Comparable products retail between $99-$199

- dishwasher safe.
- 15-year warranty.
- Comparable products retail $130+

What's Next



Mealthy MultiPot 2.0
MSRP $119.95

- Launched January 2020
- Hands-free automatic pressure release
- True slow-cook temperatures
- Automatically seals when closed
- Intuitive, easy-to-read control panel
- Sleek countertop design
- Comparable models retail $150-$250



Mealthy AirFry
MSRP $129.95

- Coming Summer/Fall 2020
- Large capacity 6-quart drawer with viewing window
- Rapid air cycling for crisp results
- Intuitive controls including knob and touch screen with 6 preset cooking programs
- Dehydrate and reheat cycles
- 1350 watts
- Comparable products retail for $150+



MEALTHY CUSTOMER JOURNEY VIA DIGITAL ASSETS

The Mealthy app averages 200 downloads per day, and mealthy.com averages 200,000+ visitors per month. These organic customer acquisition channels lead to product purchases.



Download Free Mealthy App → Plan Meals and Create Grocery Lists → 1-Click Grocery Ordering → Happy Customer Purchases Mealthy Products

Search Google for Recipes → Mealthy in Top Search Results → Share Email Address with Mealthy → Receive Marketing Campaign Emails → Download Free MealthyApp





BEST-IN-CLASS APP

Mealthy's standout, top-rated iOS app features functionality vital to home cooks:

- **Highest-rated** iOS kitchen appliance app
- **Ready-to-integrate** app with **any** grocery delivery service, language translation services, and measurement conversion services
- **Nutritional information** for every recipe
- **Serving size scaling** to **customize** recipes for bigger and smaller groups
- **Meal planning** features enables users to build grocery lists for multiple recipes
- Search and discovery by **ingredient, country, cooking** method, diet, and more
- Integrated **grocery lists** and **1-click grocery delivery** through **Amazon Fresh** and **Instacart**



STANDOUT WEBSITE

Mealthy's standout website features functionality vital to home cooks and is ready to expand to international distributors for customization:

- **Nutritional information** for every recipe
- **Serving size** scaling to customize recipes for bigger and smaller groups
- **Search** and discovery by **ingredient, country,**



cooking method, **diet**, and more
- Custom backend **Content Management System** for ease of updates, distributor resources, and **continual expansion**



STRATEGIC PARTNERSHIPS

→ Partnership with Marisolpink, most popular Youtube cooking and food personality in Mexico.





4.94 million subscribers!



STRATEGIC PARTNERSHIPS

→ Over 250 influencer and affiliate partnerships, including:



→ Grocery delivery integrations via Instacart and Amazon Fresh on the Mealthy app.





INCREDIBLE ENGAGEMENT





LOYAL AND PASSIONATE COMMUNITY

Mealthy customers aren't just product









INTERNATIONAL TRACTION & GROWTH: MARISOLPINK



WHAT THE MEDIA IS SAYING



WHAT INFLUENCERS ARE SAYING





SOCIAL MEDIA

Become an integral part of our customers' daily lives.

We have the tools to ensure our users are ready to start preparing healthy and delicious meals in under 30 minutes with Mealthy's complete solutions. Our goal is to continually build upon that experience.





Facebook Community Size
336,000+ followers
13,000+ devoted fans

Daily Facebook Group Growth
20-100 new members daily

Engagement Average (January)
25 posts per day, high user engagement



Social Media Channels
398,000+ monthly Pinterest viewers
29,000+ Instagram followers

HOME COOKING IS ON THE RISE

The household appliance market is growing, and is expected to see a nearly 7% increase in 2019. It is on track to be a $155 billion industry by 2022.

By providing quality products at competitive prices, and providing consumers with a complete solution, Mealthy is well positioned to take advantage of this rapidly growing space.

HEALTHY LIVING TRENDS

73% of Americans cook four or more nights per week. This is an increasing trend in younger households, as more and more millennials prefer to cook at home. Why? To eat healthy, waste less food, and save money.

GROWING DEMAND

17-20% of all small kitchen appliances are purchased online (2017), with 6.5% revenue growth expected in the US household appliance market between 2018 and 2022. Small kitchen appliance online sales were $38.3 billion in 2017.

PRODUCT DEVELOPMENT

Mealthy's focused product development ensures strong sales.





100% SATISFACTION GUARANTEE

PRODUCT DEVELOPMENT CYCLE

IDEA GENERATION
Mealthy partners with influencers, recipe developers, home cooks, and follows lifestyle trends to determine new product development.

PRODUCT DEVELOPMENT
Mealthy is focused on ensuring each product is designed and built with top features and the quality expected from our customers.

ITERATIVE REFINEMENT
New products go through rigorous testing to ensure the highest standards are achieved for quality, performance, and ease-of-use.

DESIGN & PACKAGING
Product design and packaging are overseen by the Mealthy team and validated with qualitative research.

PRODUCTION
Only when new products pass all testing standards do we schedule mass production.

QUALITY CONTROL
During production we adhere to strict quality control processes that ensure every product meets consumer expectations.

FINANCIAL PROFILE

2018: Mealthy launches 6qt MultiPot and accessories and HandBlend; $6.5 million revenue
2019: Mealthy launches 8qt MultiPot, CrispLid, Stainless Steel Pan, Glass Kettle, NonStick Pan, MultiBlend (holiday 2019), and AirFry (holiday 2019), and MultiPot 2.0 (holiday 2019), and expands significantly into domestic and international channels
2020-2021: Capitalize on 2019 domestic and international expansion and strategic partnerships. Launch several new products and continue expansion into brick-and-mortar stores and online channels



These are forward looking projections that cannot be guaranteed. While these forward looking projections



This slide contains forward-looking projections that cannot be guaranteed.



Join Mealthy to continue to innovate and disrupt how consumers use kitchen appliances.

Together we can take Mealthy to the next level and realize continued growth.

FOR ADDITIONAL INFORMATION CONTACT:
Casey Musick | casey@mealthy.com

Mealthy | Thank You!